Exhibit 21

Subsidiaries

Orgenesis Inc. had the subsidiaries shown below as of March 30, 2016. Orgenesis Inc. had no parent.

Name of Subsidiary	Jurisdiction of Organization	Percentage owned

Orgenesis Maryland Inc.	Maryland	100%

Orgenesis Ltd.	Israel	100%

Orgenesis SPRL	Belgium	95%

Cell Therapy Holding SA(2)	Belgium	100%

MaSTHerCell SA	Belgium	100%